March 31, 2026

VIA EDGAR

First Majestic Silver Corp.

Re:	First Majestic Silver Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2025 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”).  The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2025.

I, Andrew Pocock, P.Eng., Director, Technical Services of First Majestic Silver Corp., hereby consent to the use of my name in the Annual Report, and in the Registration Statement on Form F-10 (File No. 333-290506) and the Registration Statements on Form S-8 (File Nos. 333-258124 and 333-284314) of the Company (together, the “Registration Statements”), in connection with reference to my involvement in the preparation of the following:

  Technical report entitled “San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” with an effective date of August 31, 2025; and

  Technical report entitled “La Encantada Silver Mine, State of Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” with an effective date of August 31, 2025

  (collectively, the “Technical Reports”),

and to references to the Technical Reports, or portions thereof, and in connection with reference to my involvement in the preparation of information relating to the Company’s mineral properties in the Annual Report and Registration Statements, and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report and the Registration Statements.

 Yours truly,

/s/ Andrew Pocock
Name: Andrew Pocock, P.Eng. Title: Director, Technical Services